575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

ROBINSON MARKEL robinson.markel@kattenlaw.com 212.940.8989 direct 212.894.5989 fax

January 14, 2008

VIA EDGAR AND FEDERAL EXPRESS

Christian N. Windsor, Esq., Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth, N.W.

Washington, DC 20549

Re:	Staff Comments on Executive Compensation and Related Disclosure In Valley National Bancorp Proxy Statement for 2008 Annual Meeting

Dear Mr. Windsor:

I am writing regarding our telephone conversation earlier this afternoon.

I confirm that the proxy statement for the above-referenced Meeting will contain the same precise disclosure of fiscal year 2007 targets for the issuer’s Executive Incentive Plan as appears for the 2006 fiscal year in the response letter dated November 28, 2007 to the staff’s comments on the 2007 proxy statement.

Please let me know if anything further is required in the above connection.

Yours truly,

/s/ Robinson Markel

RM:rds

cc: Alan D. Eskow, Valley National Bank

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